Exhibit 99.6

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT 2002

In connection with the Annual Report of VersaBank (the “Company”) on Form 40-F for the fiscal year ended October 31, 2025, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Susan McGovern, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.	The Report fully complies with requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: December 10, 2025
/s/ Susan McGovern
Name:	Susan McGovern
Title:	Interim Chief Executive Officer

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT 2002

In connection with the Annual Report of VersaBank (the “Company”) on Form 40-F for the fiscal year ended October 31, 2025, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, John Asma, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.	The Report fully complies with requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: December 10, 2025
/s/ John Asma
Name:	John Asma
Title:	Chief Financial Officer